Exhibit 99.1

                                  RISK FACTORS

Almost all of the Company's oil and gas producing assets are owned by Quest Cherokee, LLC, and therefore the Company's operations are subject to the risks associated with Quest Cherokee's limited liability company agreement and credit facilities.

The Company is responsible for the day-to-day activities of Quest Cherokee, but decisions outside the ordinary course of business must be approved by the board of managers of Quest Cherokee. The Company is only entitled to appoint one-half of the Quest Cherokee managers. Thus, management of the Company will not be able to control all aspects of Quest Cherokee's operations.

In addition, the limited liability company agreement of Quest Cherokee and the terms of Quest Cherokee's credit facilities restrict the ability of Quest Cherokee to make distributions to the Company. These limitations will restrict the ability of the Company to develop oil and gas properties outside of Quest Cherokee or to pay dividends to the holders of its common stock.

The Company's future success depends upon the Company's ability to find, develop and acquire additional oil and gas reserves that are economically recoverable.

The rate of production from oil and natural gas properties declines as reserves are depleted. As a result, the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. The Company must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance activities. Without successful exploration or acquisition activities, the Company's reserves and revenues will decline. The Company may not be able to find and develop or acquire additional reserves at an acceptable cost or have necessary financing for these activities in the future.

The development of oil and gas properties involves risks that may result in a total loss of investment.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company may drill wells that are unproductive or, although productive, do not produce oil and/or gas in economic quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well, or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances.

The volatility of natural gas and oil prices could have a material adverse effect on the Company's business.

The Company's revenues, profitability and future growth and the carrying value of the Company's oil and gas properties depend to a large degree on prevailing oil and gas prices. The Company's ability to maintain or increase the Company's borrowing capacity and to obtain additional capital on attractive terms also substantially depends upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, uncertainties within the market and a variety of other factors beyond the Company's control. These factors include, weather conditions in the United States; the condition of the United States economy; the activities of the Organization of Petroleum Exporting Countries; governmental regulation; political


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stability in the Middle East and elsewhere; the foreign supply of oil and gas;
the price of foreign imports; and the availability of alternative fuel sources.

A sharp decline in the price of natural gas and oil prices would result in a commensurate reduction in the Company's revenues, income and cash flows from the production of oil and gas and could have a material adverse effect on the carrying value of the Company's proved reserves and its borrowing base. In the event prices fall substantially, the Company may not be able to realize a profit from the Company's production and would operate at a loss. In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand.

The Company may suffer losses or incur liability for events that the Company or the operator of a property has chosen not to obtain insurance.

The Company's operations are subject to hazards and risks inherent in producing and transporting oil and natural gas, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. In addition, the Company believes any operators of properties in which the Company has or may acquire an interest will maintain similar insurance coverage. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on the Company's business, financial condition and results of operation.

The Company's use of hedging arrangements could result in financial losses or reduce the Company's income.

The Company currently engages in hedging arrangements, to reduce the Company's exposure to fluctuations in the prices of oil and natural gas, for a portion of the Company's oil and natural gas production. These hedging arrangements expose the Company to risk of financial loss in some circumstances, including when production is less than expected; the counter-party to the hedging contract defaults on its contract obligations; or there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received. In addition, these hedging arrangements may limit the benefit the Company would otherwise receive from increases in prices for oil and natural gas.

The Company incurs risks in acquiring producing properties.

The Company constantly evaluates opportunities to acquire oil and natural gas properties and frequently engages in bidding and negotiation for these acquisitions. If successful in this process, the Company may alter or increase its capitalization through the issuance of additional debt or equity securities, the sale of production payments or other measures. Any change in capitalization affects the Company's risk profile. A change in capitalization, however, is not the only way acquisitions affect the Company's risk profile. Acquisitions may alter the nature of the Company's business. This could occur when the character of acquired properties is substantially different from the Company's existing properties in terms of operating or geologic characteristics.

The Company may incur losses as a result of title deficiencies in the properties in which the Company invests.

If an examination of the title history of a property that the Company has purchased reveals that a petroleum and natural gas lease has been purchased in error from a person who is not the owner of the mineral interest desired, the Company's interest would be worthless. In such an instance, the amount paid for such petroleum and natural gas lease or leases would be lost.

It is the Company's practice, in acquiring petroleum and natural gas leases, or undivided interests in petroleum and


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natural gas leases, not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of petroleum and natural gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest.

Prior to the drilling of a petroleum and natural gas well, however, it is the normal practice in the petroleum and natural gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed petroleum and natural gas well is to be drilled to ensure there are no obvious deficiencies in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered.

The Company's ability to market the oil and gas that the Company produces is essential to the Company's business.

Several factors beyond the Company's control may materially adversely affect the Company's ability to market the oil and gas that the Company discovers. These factors include the proximity, capacity and availability of oil and gas pipelines and processing equipment, the level of domestic production and imports of oil and gas, the demand for oil and gas by utilities and other end users, the availability of alternative fuel sources, the effect of inclement weather, state and federal regulation of oil and gas marketing, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in the Company's inability to sell the Company's oil and gas at prices that would result in an adequate return on the Company's invested capital.

The Company is subject to environmental regulation that can materially adversely affect the timing and cost of the Company's operations.

The Company's exploration and proposed production activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. These laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Specifically, the Company is subject to legislation regarding the acquisition of permits before drilling, restrictions on drilling activities in restricted areas, emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations have been frequently changed in the past, and the Company is unable to predict the ultimate cost of compliance as a result of any future changes. The enactment of stricter legislation or the adoption of stricter regulation could have a significant impact on the Company's operating costs, as well as on the oil and gas industry in general. The Company's internal procedures and policies exist to ensure that the Company's operations are conducted in compliance with all such environmental laws and regulations, and the Company believes that it is currently operating consistently with all such laws and regulations. However, while the Company intends to fully comply with all such environmental laws and regulations in the future, such compliance can be very complex, and therefore, no assurances can be given that such environmental laws and regulations will not have a material adverse effect on the Company's business, financial condition and results of operation.

The Company's operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. The Company could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on the Company's financial condition and results of operations. The Company maintains insurance coverage for the Company's operations, but the Company does not believe that insurance coverage for environmental damages that occur over time, or complete coverage for sudden and accidental environmental damages, is available at a reasonable cost. Accordingly, the Company may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of the Company's properties if certain environmental damages occur.


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The Company is subject to complex governmental regulations which may materially adversely affect the cost of the Company's business.

Petroleum and natural gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. The Company may be required to make large expenditures to comply with these regulatory requirements. Legislation affecting the petroleum and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the petroleum and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Any increases in the regulatory burden on the petroleum and natural gas industry created by new legislation would increase the Company's cost of doing business and, consequently, adversely affect the Company's profitability. A major risk inherent in drilling is the need to obtain drilling permits from local authorities. Delays in obtaining drilling permits, the failure to obtain a drilling permit for a well or a permit without unreasonable conditions or costs could have a materially adverse effect on the Company's ability to effectively develop the Company's properties.

The Company's competitors may have greater resources which could enable them to pay a higher price for properties and to better withstand periods of low market prices for hydrocarbons.

The petroleum and natural gas industry is intensely competitive, and the Company competes with other companies which have substantially larger financial resources, operations, staffs and facilities. Many of these companies not only explore for and produce crude petroleum and natural gas but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. Such companies may be able to pay more for productive petroleum and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. In addition, such companies may have a greater ability to continue exploration activities during periods of low hydrocarbon market prices. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon the Company's ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

The Company may have difficulty managing growth in the Company's business.

Because of the Company's small size, growth in accordance with the Company's business plans, if achieved, will place a significant strain on the Company's financial, technical, operational and management resources. As the Company expands its activities and increases the number of projects the Company is evaluating or in which the Company participates, there will be additional demands on the Company's financial, technical and management resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations and the Company's ability to timely execute the Company's business plan. In addition, the Company's planned expansion into Western Kentucky will require the Company to operate in an area that is remote from its current base of operations, thereby increasing such difficulties.

Acquisition of entire businesses may be a component of the Company's growth strategy in the future and the Company's failure to complete future acquisitions successfully could reduce the Company's earnings and slow the Company's growth.

The Company might acquire entire businesses in the future. Potential risks involved in the acquisition of such businesses include the inability to continue to identify business entities for acquisition or the inability to make acquisitions on terms that the Company considers economically acceptable. Furthermore, there is intense competition for acquisition opportunities in the Company's industry. Competition for acquisitions may increase the cost of, or cause the Company to refrain from, completing acquisitions. The Company's strategy of completing acquisitions is dependent upon, among other things, the Company's ability to obtain debt and equity financing and, in some cases, regulatory approvals. The Company's ability to pursue its growth strategy may be hindered if the Company is not able to obtain financing or regulatory approvals. The Company's ability to grow through acquisitions and manage growth will require the Company to continue to invest in operational, financial and management information systems


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and to attract, retain, motivate and effectively manage the Company's employees.
The inability to effectively manage the integration of acquisitions could reduce the Company's focus on subsequent acquisitions and current operations, which, in turn, could negatively impact the Company's earnings and growth. The Company's financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

The Company may not be able to replace the Company's reserves or generate cash flows if the Company is unable to raise capital.

The Company makes, and will continue to make, substantial capital expenditures for the exploration, acquisition and production of oil and gas reserves. Historically, the Company has financed these expenditures primarily with cash generated by operations and proceeds from bank borrowings and equity financings. If the Company's revenues or the Company's borrowing base decreases as a result of lower oil and gas prices, operating difficulties or declines in reserves, the Company may have limited ability to expend the capital necessary to undertake or complete future drilling programs. Additional debt or equity financing or cash generated by operations may not be available to meet these requirements.

The Company's success depends on the Company's key management personnel, the loss of any of whom could disrupt the Company's business.

The success of the Company's operations and activities is dependent to a significant extent on the efforts and abilities of the Company's management. The loss of services of any of the Company's key managers could have a material adverse effect on the Company's business. The Company has not obtained "key man" insurance for any of the Company's management. Mr. Jerry D. Cash is the Chief Executive Officer and Mr. David Grose is the Chief Financial Officer. The loss of the services of either of these individuals may adversely affect the Company's business and prospects.

If the Company borrows money to expand its business, the Company will face the risks of leverage.

As of November 30, 2004, the Company had incurred approximately $195 million of long term debt. The Company anticipates that it may in the future incur additional debt for financing the growth of the Company. The Company's ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. The risk of loss in such circumstances is increased because the Company would be obligated to meet fixed payment obligations on specified dates regardless of the Company's revenue. If the Company does not make its debt service payments when due, the Company may sustain the loss of its equity investment in any of its assets securing such debt, upon the foreclosure on such debt by a secured lender. Interest payable on Company debt varies with the movement of interest rates charged by financial institutions.

If Wells Fargo Energy Capital exercises its put option with respect to its warrant, we may not have sufficient funds to be able to repurchase the warrant.

     In connection with the entering into the credit agreement with Wells Fargo Energy Capital on November 7, 2002, the Company issued a warrant to Wells Fargo Energy Capital for 1,600,000 shares of common stock with an exercise price of $0.001 per share. Under the terms of the warrant, the repayment of the Wells Fargo Energy Capital credit agreement on December 22, 2003 in connection with the Devon asset acquisition triggered a put option under the warrant in favor of Wells Fargo Energy Capital. Under the terms of the put option, Wells Fargo Energy Capital may require the Company to purchase the warrant at any time prior to November 7, 2007 for an amount equal to approximately $950,000 (which amount is equal to interest at the rate of 18% per annum on the amounts outstanding under the Wells Fargo Energy Capital credit agreement during its term less any cash interest actually paid to Wells Fargo Energy Capital). In the event that Wells Fargo Energy Capital were to exercise the put option in the near future, the Company may have difficulty satisfying its obligations under the warrant since this obligation was not assumed by Quest Cherokee as part of the restructuring and Quest Resource Corporation does not have any readily available sources of liquidity.


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Because the Company is relatively small, management expects that the Company will be disproportionately negatively impacted by recently enacted changes in the securities laws and regulations, which are likely to increase the Company's costs and require additional management resources.

The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of the Company's corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC has promulgated new rules covering a variety of subjects. Compliance with these new rules has significantly increased the Company's legal and financial and accounting costs, and management expects these increased costs to continue. In addition, the requirements have taxed a significant amount of management's and the Board of Directors' time and resources. Likewise, these developments may make it more difficult for the Company to attract and retain qualified members of the board of directors, particularly independent directors, or qualified executive officers. Because the Company is relatively small, management expects to be disproportionately negatively impacted by these changes in securities laws and regulations which will increase the Company's costs, require additional management resources and may, in the event that the Company receives anything other than an unqualified report on its internal control over financial reporting, result in greater difficulty in raising funding for its operations and negatively impact its stock price.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal control over financial reporting. In addition, the public accounting firm auditing the company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting. This requirement will first apply to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2005. If management is unable to conclude that the Company has effective internal control over financial reporting or, if the Company's independent auditors are unable to provide the Company with an unqualified report as to the effectiveness of its internal control over financial reporting as of December 31, 2005 and future year-ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of the Company's financial statements, which could result in a decrease in the value of the Company's securities. The Company is a small company with limited resources. The number and qualifications of the Company's finance and accounting staff are limited, and the Company has limited monetary resources. The Company experiences difficulties in attracting qualified staff with requisite expertise due to the profile of the company and a generally tight market for staff with expertise in these areas. Furthermore, guidance from relevant regulatory bodies and others in the field is evolving and being refined on an ongoing basis, creating difficulties in attempting to assure all matters are addressed in a timely manner. The Company has retained a consultant to assist it in the process of testing and evaluating the internal control over financial reporting. A key risk is that management will not timely remediate any deficiencies that may be identified as part of the review process.


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